06018674

Emergis

November 8, 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549

SEC MAIL PROCESSING
NOV 20 2006
WASH. D.C. 213
SECTION

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis reports financial results for the third quarter 2006" dated November 1, 2006.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

JS/sll
Enclosures

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

1000, rue de Sérigny
Bureau 600
Longueuil, Québec
J4K 5B1

Emergis

> > > News release

Emergis reports financial results for the third quarter of 2006

- Revenue at $43.3 M, up 8% from Q3 05
- Health revenue growth at 25% from Q3 05
- EBITDA[1] at $9.2 M, up 42% from Q3 05
- EPS from continuing operations at $0.06
- Financial targets for 2006 updated and positive direction given for 2007

Montréal, November 1, 2006 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended September 30, 2006. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

"Emergis has made significant advances in its financial performance compared to last year, and we are anticipating further improvements in our financials next year," said François Côté, President and Chief Executive Officer of Emergis. "Our Health operations continue to grow and provide a solid contribution to the bottom line. The recent acquisition of DINMAR is showing every indication that it will accelerate this trend."

"We continued to invest in the business through acquisition and solutions development and announced some important contract wins and renewals. Overall, we had a very solid quarter, despite some seasonal impacts on both Health and Finance revenue," Côté added.

Net income from continuing operations for the quarter was $5.1 million or $0.06 per share compared to $0.1 million or $0.00 per share in the third quarter of 2005. The increase was mainly due to the stronger operating performance of the Company and the absence of a foreign exchange loss present in 2005. The corresponding figure for the second quarter of 2006 was $3.2 million or $0.03 per share.

Net income for the quarter was $5.2 million or $0.06 per share compared to $(1.2) million or $(0.01) per share in the third quarter of 2005, and to $10.2 million or $0.11 per share in the second quarter of 2006. Included in the net income for the second quarter was a contribution of $7.0 million or $0.08 per share from discontinued operations related to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health operations.

Note: The descriptions of the Company's financial performance compared to historical periods in this news release summarize those described in its third quarter 2006 Management's Discussion and Analysis, which has been posted on Emergis' corporate web site along with this release and other financial information.

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[1] See definition of EBITDA at the bottom of page 3

Revenue summary for the quarter

Three-month periods ended September 30, 2006, June 30, 2006, and September 30, 2005, in millions of Canadian dollars:

	Q3 2006	Q2 2006	Q3 2005
Health	29.2	25.6	23.3
Finance	14.1	14.6	16.8
Total revenue	**43.3**	**40.2**	**40.1**

- Revenue for the quarter was $43.3 million compared to $40.1 million in the third quarter of 2005 and compared to $40.2 million in the second quarter of 2006. In the year-over-year and sequential quarterly comparisons, growth in Health operations was offset by lower Finance revenue.
- Recurring revenue represented 84% of total revenue in the quarter compared to 93% in the third quarter last year and to 91% in the second quarter of 2006. The change from the historical quarters is mainly due to the acquisition of DINMAR, a portion of whose revenue is derived from consulting services which the Company classifies as non-recurring. It is expected that recurring revenue in the future will continue to represent a level more consistent with that of the current quarter than in past quarters.
- Health revenue increased 25% on a year-over-year basis due mainly to the acquisitions of DINMAR in July and of FrontLine in June, to organic growth in claims processing, and to license revenue related to the Company's drug information system initiative with the government of Newfoundland and Labrador. These increases were partly offset by the expiry of a claims transport contract in 2005.
- On a sequential quarterly basis, the 14% increase in Health revenue was due mainly to the acquisitions mentioned above. This growth was partly offset by seasonally lower claims processing activities and by lower professional service revenue.
- Compared to the third quarter of 2005, Finance revenue decreased due mainly to the expiry of a transition services contract related to the webdoxs consumer bill presentment service, to lower professional service revenue related to Visa Commerce activities and to the wind-down of the Company's eInvoicing operations, partly offset by higher license revenue related to its patented electronic invoicing technology.
- Finance revenue decreased from the second quarter of 2006 mainly due to seasonally lower revenue from the Company's mortgage document processing and lien registration operations, partly offset by higher revenue from the licensing of its electronic invoicing technology.

EBITDA[2] summary for the quarter

Three-month periods ended September 30, 2006, June 30, 2006, and September 30, 2005, in millions of Canadian dollars:

	Q3 2006	Q2 2006	Q3 2005
Health	7.2	5.3	4.8
Finance	1.7	2.2	1.7
Core	8.9	7.5	6.5
Non-core	0.3	0.3	-
EBITDA before:	**9.2**	**7.8**	**6.5**
Contract settlements	-	-	-
Total EBITDA	**9.2**	**7.8**	**6.5**

- EBITDA was $9.2 million (21% of revenue), up 42% from $6.5 million (16%) generated in the third quarter of 2005, reflecting a higher contribution from Health and an equivalent contribution from Finance operations. Compared to the second quarter of 2006, EBITDA increased from $7.8 million, with an increased contribution from Health being partly offset by a decrease from Finance.
- Health EBITDA was $7.2 million (25% of Health revenue) compared to $4.8 million (21%) in the third quarter of 2005 and $5.3 million (21%) in the second quarter of 2006. Compared to 2005, the increase was due mainly to acquisitions and to organic growth in claims processing and pharmacy management systems. These increases were partly offset by an increase in the proportion of overhead expenses allocated to the Health segment relative to the Finance segment.
- In the sequential quarterly comparison, Health EBITDA increased due to the acquisition of DINMAR and a stronger contribution from pharmacy management systems, partly offset by a seasonally lower contribution from claims processing.
- Finance contributed $1.7 million to EBITDA in the quarter (12% of Finance revenue) compared to $1.7 million (10%) in the third quarter of 2005 and to $2.2 million (15%) in the second quarter of 2006. In the year-over-year comparison, positive impacts related to a decrease in the proportion of overhead expenses allocated to the Finance segment relative to the Health segment and a higher contribution from the licensing of the Company's electronic invoicing technology were offset by decreases in contributions from professional services related to Visa Commerce activities and from transition services related to the sale of the webdoxs consumer bill presentment solution.
- In the sequential quarterly comparison, Finance EBITDA decreased due to seasonally lower activity related to the Company's mortgage document processing and lien registration solutions, partly offset by a higher contribution from the licensing of the Company's electronic invoicing technology.

---

[2] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a *consolidated basis*, with the amount disclosed as "Earnings before under-noted items" on the consolidated statements of earnings.

- Non-core operations ceased as of June 30, 2004. However, in each of the first three quarters of 2006, the Company reversed tax provisions that were related to non-core activities.

Financial highlights for the nine months

Nine-month periods ended September 30, 2006 and 2005, in millions of Canadian dollars:

	Revenue		EBITDA	
	2006	2005	2006	2005
Health	79.7	67.2	16.8	12.8
Finance	44.1	52.1	7.1	4.7
Core before one-time items	123.8	119.3	23.9	17.5
Non-core	-	-	0.8	-
Total before one-time items	**123.8**	**119.3**	**24.7**	**17.5**
Contract settlements	-	-	-	2.4
Total	**123.8**	**119.3**	**24.7**	**19.9**

- Revenue at $123.8 million increased 4% from the prior year, while EBITDA increased 24% from $19.9 million to $24.7 million. The EBITDA margin for the current year to date was 20% compared to 17% in 2005. EBITDA excluding one-time items improved 41% from $17.5 million (15% of revenue) in 2005 to $24.7 million (20% of revenue) in 2006.
- Health operations generated 19% more in revenue than in 2005 mainly as a result of the acquisitions and of organic growth in claims processing and license revenue, partly offset by the expiry of a claims transport contract in 2005.
- Health EBITDA increased from $12.8 million to $16.8 million for the same reasons revenue grew year over year. These impacts were reduced by an increase in the proportion of overhead expenses allocated to the Health segment relative to the Finance segment. The EBITDA margin for Health was 21% compared to 19% in 2005.
- Finance revenue decreased mainly due to the wind-down of the commercial operations of the Company's eInvoicing solution, the expiry of a transition services contract, and lower professional services revenue related to Visa Commerce. These decreases were partly offset by higher professional service revenue related to other cash management activities.
- Finance EBITDA excluding one-time items increased from $4.7 million in 2005 to $7.1 million mainly due to cost containment efforts and a decrease in the proportion of overhead expenses allocated to the Finance segment relative to the Health segment. This increase was partly offset by the loss of contribution resulting from the wind-down of the commercial operations of the Company's eInvoicing solution.
- Non-core operations, which included a distribution agreement with Bell Canada for legacy products and other non-core and exited products, ceased as of June 30, 2004. However, in the first three quarters of 2006, the Company reversed tax provisions related to non-core activities which totaled $0.8 million.

Nine-month periods ended September 30, 2006 and 2005, in millions of Canadian dollars, except per share data:

	Net income		EPS	
	2006	2005	2006	2005
Continuing operations before:	12.0	(4.0)	0.13	(0.04)
One-time items	-	2.4	-	0.02
Continuing operations	**12.0**	**(1.6)**	**0.13**	**(0.02)**
Discontinued operations	7.1	6.2	0.08	0.07
Total	**19.1**	**4.6**	**0.21**	**0.05**

- Net income from continuing operations before one-time items improved to $12.0 million or $0.13 per share compared to a loss of $(4.0) million or $(0.04) per share in 2005. This increase was mainly due to an improved operating performance, the absence in 2006 of a foreign exchange loss present in 2005, and lower depreciation. Net income from continuing operations was $12.0 million or $0.13 per share compared to a net loss of $(1.6) million or $(0.02) per share in 2005.
- Discontinued operations contributed $7.1 million to year-to-date 2006 net income mainly due to a price adjustment associated with the sale in 2004 of the Company's former U.S. Health operations that was received in the second quarter. In 2005, the $6.2 million contribution from discontinued operations related primarily to a gain on sale of its eLending U.S. operations.
- Net income at $19.1 million or $0.21 per share was more than four times the $4.6 million or $0.05 per share reported in 2005.
- One-time items included contract settlements in 2005. They did not include accruals or reversals of accruals made in the normal course of business.

Financial position at September 30

Cash on hand at quarter-end, including temporary investments, decreased to *$100.3 million* from $134.5 million at June 30, 2006, reflecting mainly disbursements for the acquisition of DINMAR and share repurchases under a normal course issuer bid, the details of which are presented below.

Financial targets for 2006 and financial direction for 2007

In July 2006, the Company increased its financial targets for 2006 to reflect the impacts of the acquisition of DINMAR and its actual financial performance during the first half of 2006, including target ranges for revenue of $172 million to $177 million, for EBITDA of $30 million to $33 million, and for EPS from continuing operations of $0.12 to $0.15 per share. Emergis now expects revenue for the year to be around the lower end of the target range, EBITDA to be within the target range, and EPS from continuing operations to be above the high end of the range.

In 2007, Emergis is targeting revenue growth of at least 10% compared to the current 2006 expectation mentioned above, EBITDA growth of at least 15% and growth in EPS from

continuing operations of at least 30%. To generate its targeted revenue growth, the Company has assumed that it will be able to maintain and renew contracts with existing customers, and enter into new contracts.

Operating highlights

Health

WSIB contract renewed

The Company has renewed its contract with the Ontario Workers' Safety and Insurance Board (WSIB) for six years. With this new agreement, Emergis continues to supply its Assure Claims electronic bill processing solution for payments to workers with claims for work-related injuries and illnesses, and to pharmacists, health care professionals and providers of non-health care and labour market re-entry goods and services. Emergis will also add two new services to its service portfolio to WSIB: the ability for providers to electronically submit various types of forms, which have been submitted manually in the past, and the ability for WSIB to send electronic referrals to providers and enable electronic responses from the providers. WSIB is Canada's largest workers' compensation board, processing more than 300,000 claims and 4 million related bills each year.

La Capitale signed for Assure Claims

The Company has signed a 10-year agreement with La Capitale Insurance and Financial Services Inc. to manage La Capitale's drug and dental claims starting March 2007, and extended health claims at a later date. La Capitale is a new customer for Emergis and will be the first insurer to take advantage of Emergis' integrated multi-benefit Assure Claims solution. This state-of-the-art solution includes not only the adjudication of drug claims, but also the adjudication of dental and extended health claims included in group insurance plans. Emergis is currently in discussions with another insurer for the adoption of its dental adjudication solution.

DINMAR unit of Emergis developing a strategic plan for the Champlain LHIN

The Champlain Local Health Integration Network (LHIN) in Eastern Ontario has selected DINMAR to work with the LHIN's regional stakeholders to develop a five-year strategic plan for information management, information technology, and electronic health initiatives for the Network. The project addresses all components of information at a strategic level and evaluates, prioritizes and aligns regional initiatives with those at the provincial and federal levels.

MAXIMUS contract in arbitration

Emergis has initiated an arbitration process with MAXIMUS BC and other Canadian subsidiaries of MAXIMUS Inc. related to a subcontract for Emergis to deliver a new medical claims adjudication solution for the B.C. Ministry of Health. Emergis contends that MAXIMUS has prevented Emergis from carrying out its obligations under the subcontract and is seeking compensation from MAXIMUS. All work has been suspended under the subcontract. In the event the subcontract is terminated, Emergis will seek additional financial compensation, including punitive damages. So far, the subcontract with MAXIMUS has generated $0.6 million in revenue for Emergis in each of 2005 and 2006.

Government opportunities in Health

While the Company's proposal to supply the Quebec government with a drug information system was among those short-listed by the government, it did not advance to the exclusive negotiation stage. Emergis remains well-positioned to win other contracts of this nature and has responded to another proposal from Quebec to provide an interoperable electronic health record system. The current proposal leverages Emergis' expertise in developing the health information access component of the system and the proven functionality of its Oacis interoperable EHR solution already in use in hospitals in Quebec and in other parts of Canada, the U.S. and Australia.

Emergis has also been selected to negotiate a number of outsourcing contracts in the public health sector. Neither the outcomes, nor the scope of the negotiations, nor the values of any potential resulting contracts can be evaluated at this time.

Finance

Royal Bank of Canada signed for Assyst Real Estate

In October, Emergis announced a five-year agreement with RBC Financial Group (RBC), whereby RBC will use Emergis' Assyst Real Estate electronic solution for completing residential mortgage transactions with real estate notaries and lawyers across the country. RBC is the largest residential mortgage lender in Canada with over 15% of the Canadian mortgage market. It will be the first lender to adopt Emergis' electronic mortgage solution nationally. Assyst Real Estate will be accessible to RBC, as well as participating notaries and lawyers, progressively starting in the fall of 2006, with a full national roll-out to be completed by the end of 2007.

eInvoicing patent agreements

During the quarter, Emergis signed two additional agreements to license its patented electronic invoice presentment and payment technology, and reached settlements with two other companies. So far this year, Emergis has entered into nine license and settlement arrangements related to this technology patent.

Corporate highlights

New branding for Emergis solutions

Emergis has launched a new branding strategy, in which all of its solutions have been renamed under two major brands: **Assure** and **Assyst**. These brands reflect Emergis' value proposition delivered through the combination of proven technology, industry expertise and broad reach into communities of professionals. Both brands include solutions in the health and financial services sectors. The Company will roll out the new strategy over a one-year period.

Assure encompasses solutions that link large health care or business communities and optimize interaction between their members to increase process efficiency and facilitate the secure exchange of information. In the health sector, the **Assure Claims** portfolio includes drug, dental, extended health and medical claims management services to insurance companies, government organizations and health care professionals. In the financial services sector, the **Assure Pay** portfolio provides credit and debit card transaction authorization services, tax payment and filing services, and electronic remittance services to retailers and financial institutions.

Assyst, inspired by the words assist and system, encompasses management solutions based on Emergis' expertise in addressing the needs of targeted groups of professionals. For example, **Assyst Rx** is a complete pharmacy management solution, and **Assyst Real Estate** offers an electronic mortgage document closing and registration solution for real estate lawyers and notaries.

Normal course issuer bid

During the quarter, the Company repurchased 2.1 million shares at an average price of $5.09 per share for an aggregate cost of $10.7 million, including expenses, under a normal course issuer bid initiated in March of this year. The maximum number of shares that can be purchased under the bid is 6.0 million, of which 2.9 million have been purchased and cancelled to date. Total common shares outstanding at September 30, 2006 were 91.7 million.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the third quarter of 2006. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The third quarter of 2006 financial results news release, unaudited financial statements and notes, management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/Newsroom/News/2006/nov1.aspx).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3174479#. An archive version of the webcast will also be available starting at 10:30 a.m. today on www.emergis.com (http://www.emergis.com/investors/events/nov1.aspx).

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis and its subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and approximately 40% of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of November 1, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF NOVEMBER 1, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell, 450 928-6856

Emergis

> > > Communiqué de presse

Emergis déclare ses résultats du troisième trimestre de 2006

- Produits d'exploitation de 43,3 M$, en hausse de 8 % par rapport au T3 2005
- Croissance des produits d'exploitation en Santé de 25 % par rapport au T3 2005
- BAIIA[1] de 9,2 M$, en hausse de 42 % par rapport au T3 2005
- BPA des activités poursuivies de 0,06 $
- Objectifs financiers pour 2006 mis à jour et orientation positive donnée pour 2007

Montréal, le 1er novembre 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui ses résultats financiers non vérifiés de la période de trois mois terminée le 30 septembre 2006. Tous les montants sont exprimés en dollars canadiens, à moins de mention contraire.

« Emergis a réalisé des progrès importants au chapitre de la performance financière comparativement à l'an dernier et nous prévoyons améliorer encore plus nos résultats financiers l'an prochain, a déclaré François Côté, président et chef de la direction d'Emergis. Nos activités en Santé continuent à croître et à fournir un solide apport aux résultats. Tout indique que la récente acquisition de DINMAR accélérera cette tendance. »

« Nous avons continué d'investir dans l'entreprise au moyen de l'acquisition de compagnies et du développement de solutions et avons annoncé aussi quelques gains et renouvellements de contrats importants. Dans l'ensemble, nous avons connu un trimestre très solide en dépit de l'effet du caractère saisonnier de certaines activités sur nos revenus en Santé comme en Finance », a ajouté M. Côté.

Le bénéfice net lié aux activités poursuivies est de 5,1 M$ ou 0,06 $ par action comparativement à 0,1 M$ ou 0,00 $ par action au troisième trimestre de 2005. La hausse est attribuable surtout à une plus solide performance opérationnelle de la Société et à l'absence d'une perte sur change présente en 2005. Le montant correspondant du deuxième trimestre de 2006 était de 3,2 M$ ou 0,03 $ par action.

Le bénéfice net du trimestre est de 5,2 M$ ou 0,06 $ par action comparativement à (1,2) M$ ou (0,01) $ par action au troisième trimestre de 2005, et à 10,2 M$ ou 0,11 $ par action au deuxième trimestre de 2006. Au deuxième trimestre, le bénéfice comprenait un apport de 7,0 M$ ou 0,08 $ par action des activités abandonnées découlant d'un ajustement de prix lié à la vente en 2004 des activités en Santé de la Société aux États-Unis.

Note : Dans le présent communiqué de presse, les descriptions de la performance financière de la Société par rapport aux périodes antérieures résument celles décrites dans son Rapport de gestion du troisième

[1] Voir définition du BAIIA au bas de la page 3

trimestre de 2006, qui est affiché sur le site Web d'Emergis, tout comme le présent communiqué et d'autres renseignements d'ordre financier.

Relevé des produits d'exploitation du trimestre

Périodes de trois mois terminées les 30 septembre 2006, 30 juin 2006 et 30 septembre 2005, en millions de dollars canadiens :

	T3 2006	T2 2006	T3 2005
Santé	29,2	25,6	23,3
Finance	14,1	14,6	16,8
Total des produits	**43,3**	**40,2**	**40,1**

- Les produits d'exploitation du trimestre sont de 43,3 M$ comparativement à 40,1 M$ au troisième trimestre de 2005 et à 40,2 M$ au deuxième trimestre de 2006. Dans les comparaisons sur 12 mois et par rapport au trimestre précédent, la croissance des activités en Santé est neutralisée par une baisse des produits en Finance.
- Les produits récurrents représentent 84 % des produits du trimestre comparativement à 93 % au troisième trimestre de l'exercice précédent et à 91 % au deuxième trimestre de 2006. Le changement par rapport aux trimestres antérieurs est attribuable surtout à l'acquisition de DINMAR, dont une portion des produits provient de services de consultation que la Société classe comme des produits non récurrents. À l'avenir, on s'attend à ce que les produits récurrents continuent à représenter un niveau plus conforme à celui du trimestre actuel qu'à celui des trimestres antérieurs.
- Les produits en Santé augmentent de 25 % sur 12 mois en raison surtout de l'acquisition de DINMAR en juillet et de FrontLine en juin, de la croissance organique du traitement des demandes de règlement et des produits tirés de licences liés au projet de système d'information sur les médicaments de la Société avec le gouvernement de Terre-Neuve-et-Labrador. Ces hausses sont en partie neutralisées par la fin d'un contrat de transport de demandes de règlement en 2005.
- Sur une base trimestrielle séquentielle, la hausse de 14 % des produits en Santé est attribuable surtout aux acquisitions mentionnées précédemment. Cette hausse a subi l'effet négatif d'une baisse des activités de traitement des demandes de règlement en raison du caractère saisonnier de ces activités et d'une baisse des produits tirés des services professionnels.
- Comparativement au troisième trimestre de 2005, les produits en Finance ont décliné en raison surtout de la fin du contrat de services de transition pour le service de présentation de factures webdoxs, de la baisse des produits de services professionnels liés aux activités de Visa Commerce, ainsi qu'à l'arrêt progressif des activités de facturation en ligne de la Société. La baisse a été en partie contrebalancée par une hausse des produits de licence liés à sa technologie brevetée de facturation en ligne.
- Les produits en Finance sont en baisse par rapport au deuxième trimestre de 2006 en raison surtout du caractère saisonnier des activités de traitement de documents hypothécaires et d'enregistrement de garanties mobilières de la Société, ce qui a été en partie contrebalancé par une hausse des produits de licence de sa technologie de facturation en ligne.

Relevé du BAIIA[2] du trimestre

Périodes de trois mois terminées les 30 septembre 2006, 30 juin 2006 et 30 septembre 2005, en millions de dollars canadiens :

	T3 2006	T2 2006	T3 2005
Santé	7,2	5,3	4,8
Finance	1,7	2,2	1,7
De base	8,9	7,5	6,5
Secondaires	0,3	0,3	-
BAIIA avant :	**9,2**	**7,8**	**6,5**
Règlements de contrats	-	-	-
Total du BAIIA	**9,2**	**7,8**	**6,5**

- Le BAIIA est de 9,2 M$ (21 % des produits), en hausse de 42 % par rapport à 6,5 M$ (16 %) générés au troisième trimestre de 2005, reflétant un apport plus élevé des activités en Santé et une contribution équivalente des activités en Finance. Le BAIIA est en hausse comparativement à 7,8 M$ au deuxième trimestre de 2006. L'apport plus élevé en Santé a été en partie neutralisé par une baisse en Finance.
- Le BAIIA en Santé est de 7,2 M$ (25 % des produits en Santé) comparativement à 4,8 M$ (21 %) au troisième trimestre de 2005 et à 5,3 M$ (21 %) au deuxième trimestre de 2006. Comparativement à 2005, la hausse est attribuable surtout aux acquisitions et à la croissance organique du traitement des demandes de règlement et des systèmes de gestion des pharmacies. Ces hausses sont en partie neutralisées par une augmentation de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Santé par rapport au segment Finance.
- Dans une comparaison trimestrielle séquentielle, le BAIIA en Santé augmente en raison surtout de l'acquisition de DINMAR et d'un apport plus important des systèmes de gestion des pharmacies, par contre il enregistre un apport plus faible en cette saison pour le traitement des demandes de règlement.
- Le segment Finance contribue 1,7 M$ au BAIIA du trimestre (12 % des produits en Finance) comparativement à 1,7 M$ (10 %) au troisième trimestre de 2005 et à 2,2 M$ (15 %) au deuxième trimestre de 2006. Dans une comparaison sur douze mois, les impacts positifs liés à une baisse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Finance par rapport au segment Santé et à un apport plus élevé des licences de technologie de facturation en ligne de la Société sont en partie neutralisés par des baisses de contributions des services professionnels liés à Visa Commerce et des services de transition liés à la vente du service de présentation des factures webdoxs.
- Dans une comparaison trimestrielle séquentielle, le BAIIA en Finance diminue en raison de la baisse du traitement de documents hypothécaires et d'enregistrement de garanties mobilières de la Société en cette saison. Un apport plus élevé des activités de licence pour la technologie de facturation en ligne de la Société atténue cet effet.

[2] Le BAIIA utilisé dans le présent communiqué de presse n'a pas de définition normalisée selon les principes comptables généralement reconnus du Canada et, par conséquent, il peut ne pas être comparable à des mesures semblables présentées par d'autres sociétés ouvertes. La Société le définit comme le bénéfice net (la perte nette) lié(e) aux activités poursuivies avant l'amortissement des immobilisations corporelles, l'amortissement des actifs incorporels, les intérêts, les gains ou les pertes à la vente d'actifs, la perte de change, ainsi que les impôts sur les bénéfices. Aucune conciliation n'est fournie dans les états financiers consolidés intermédiaires. Le BAIIA est présenté de manière uniforme d'une période à l'autre et il concorde, sur une base consolidée, avec le montant indiqué dans l'état consolidé des résultats au poste « Bénéfice (perte) avant les éléments suivants » des états des résultats consolidés.

- Les activités secondaires ont cessé le 30 juin 2004. Toutefois, à chaque trimestre en 2006, la Société a contrepassé des charges d'impôt liées aux activités secondaires.

Faits saillants de la période de neuf mois

Périodes de neuf mois terminées les 30 septembre 2006 et 2005, en millions de dollars canadiens :

	Produits d'exploitation		BAIIA	
	2006	**2005**	**2006**	**2005**
Santé	79,7	67,2	16,8	12,8
Finance	44,1	52,1	7,1	4,7
De base avant les éléments non récurrents	123,8	119,3	23,9	17,5
Secondaires	-	-	0,8	-
Total avant les éléments non récurrents	**123,8**	**119,3**	**24,7**	**17,5**
Règlements de contrats	-	-	-	2,4
Total	**123,8**	**119,3**	**24,7**	**19,9**

- Les produits d'exploitation de 123,8 M$ sont en hausse de 4 % par rapport à l'exercice précédent, alors que le BAIIA est en hausse de 24 %, passant de 19,9 M$ à 24,7 M$. Depuis le début de l'exercice la marge du BAIIA est de 20 % comparativement à 17 % en 2005. Le BAIIA excluant les éléments non récurrents a augmenté de 41 %, passant de 17,5 M$ (15 % des produits) en 2005, à 24,7 M$ (20 % des produits) en 2006.
- Les activités en Santé génèrent 19 % de produits de plus qu'en 2005 en raison surtout des acquisitions et de la croissance organique du traitement des demandes de règlement et des licences, ce qui a été en partie neutralisé par la fin d'un contrat de transport des demandes de règlement en 2005.
- Le BAIIA en Santé est en hausse, passant de 12,8 M$ à 16,8 M$ pour les raisons déjà évoquées pour expliquer l'augmentation sur 12 mois. Ces effets sont atténués par la hausse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Santé par rapport au segment Finance. La marge du BAIIA en Santé est de 21 % comparativement à 19 % en 2005.
- Les produits en Finance diminuent en raison surtout de la réduction progressive des activités commerciales entourant la solution de facturation en ligne de la Société, de la fin d'un contrat de services de transition et de la baisse des produits de services professionnels liés à Visa Commerce. Ces baisses sont en partie contrebalancées par des produits de services professionnels plus élevés liés à d'autres activités de gestion de trésorerie.
- Si on exclut les éléments non récurrents, le BAIIA en Finance est en hausse, passant de 4,7 M$ en 2005 à 7,1 M$ ce trimestre, grâce surtout aux efforts de limitation des coûts et à la baisse de la proportion des dépenses générales, administratives et de frais généraux affectée au segment Finance par rapport au segment Santé. Cette hausse est en partie neutralisée par la perte de l'apport résultant de la réduction progressive des activités commerciales entourant la solution de facturation en ligne.
- Les activités secondaires, qui incluent une entente de distribution avec Bell Canada pour des produits antérieurs de même que d'autres produits secondaires et abandonnés, ont

cessé le 30 juin 2004. Toutefois, au cours des trois premiers trimestres de 2006, la Société a contrepassé 0,8 M$ en charges d'impôt liées aux activités secondaires.

Périodes de neuf mois terminées les 30 septembre 2006 et 2005, en millions de dollars canadiens, sauf les données par actions :

	Bénéfice net		BPA	
	2006	2005	2006	2005
Activités poursuivies avant :	12,0	(4,0)	0,13	(0,04)
Éléments non récurrents	-	2,4	-	0,02
Activités poursuivies	**12,0**	**(1,6)**	**0,13**	**(0,02)**
Activités abandonnées	7,1	6,2	0,08	0,07
Total	**19,1**	**4,6**	**0,21**	**0,05**

- Le bénéfice net des activités poursuivies avant les éléments non récurrents est en hausse à 12,0 M$ ou 0,13 $ par action comparativement à une perte nette de (4,0) M$ ou (0,04) $ par action en 2005. Cette hausse est attribuable surtout à une amélioration de la performance opérationnelle, à l'absence en 2006 d'une perte sur change qui était présente en 2005 et à une baisse de l'amortissement des immobilisations corporelles. Le bénéfice net des activités poursuivies est de 12,0 M$ ou 0,13 $ par action comparativement à une perte nette de (1,6) M$ ou (0,02) $ par action en 2005.
- Les activités abandonnées contribuent 7,1 M$ au bénéfice net depuis le début de l'exercice 2006 en raison surtout d'un ajustement de prix lié à la vente en 2004 des activités en Santé de la Société aux États-Unis qui a été reçu au deuxième trimestre. En 2005, l'apport de 6,2 M$ des activités abandonnées était surtout attribuable à un gain à la vente de ses activités de prêt électronique aux États-Unis.
- Le bénéfice net de 19,1 M$ ou 0,21 $ par action est plus de quatre fois plus important que le bénéfice net de 4,6 M$ ou 0,05 $ par action déclaré en 2005.
- Les éléments non récurrents incluaient les règlements de contrats en 2005. Ils ne comprenaient pas les ajustements et les contrepassations d'ajustement effectués dans le cours normal des activités.

Situation financière au 30 septembre

L'encaisse, si on inclut les placements temporaires, est passée de 134,5 M$ au 30 juin 2006 à 100,3 M$ au 30 septembre, surtout en raison des sorties de fonds pour l'acquisition de DINMAR et les rachats d'actions en vertu de l'offre publique de rachat d'actions dans le cours normal des activités, dont les détails sont présentés ci-après.

Objectifs financiers pour 2006 et orientation financière pour 2007

En juillet 2006, la Société a augmenté ses objectifs financiers pour l'exercice 2006 pour tenir compte des effets de l'acquisition de DINMAR et des résultats réels de sa performance financière au cours de la première moitié de 2006, y compris la fourchette de ses objectifs de produits d'exploitation qui est passée de 172 M$ à 177 M$, de celle du BAIIA, de 30 M$ à 33 M$ et de celle du BPA des activités poursuivies, de 0,12 $ à 0,15 $ par action. Emergis s'attend maintenant à ce que les produits de l'exercice se situent autour du montant inférieur de la fourchette, que le BAIIA se situe à l'intérieur de celle-ci et que le BPA des activités poursuivies dépasse le montant le plus élevé.

En 2007, Emergis cible une croissance d'au moins 10 % des produits d'exploitation par rapport aux attentes actuelles mentionnées précédemment pour 2006, d'au moins 15 % de BAIIA et d'au moins de 30 % du BPA des activités poursuivies. Pour générer la croissance de produits espérée, la Société prévoit être en mesure de maintenir et de renouveler les contrats avec ses clients actuels et d'en signer de nouveaux.

Faits saillants de l'exploitation

Santé

Renouvellement du contrat avec la CSPAAT

La Société a renouvelé son contrat avec la Commission de santé professionnelle et de l'assurance contre les accidents du travail (CSPAAT) de l'Ontario pour une durée de six ans. Aux termes de cette nouvelle entente, Emergis continue à fournir sa solution de traitement électronique des factures Assure Demandes de règlement pour le paiement aux travailleurs accidentés ainsi qu'aux pharmaciens et autres professionnels de la santé, et aux fournisseurs de biens et services, notamment de réintégration au marché du travail. Emergis ajoutera également deux nouveaux services à la gamme de services qu'elle offre à la CSPAAT : la capacité pour les professionnels de soumettre électroniquement divers types de formulaires, soumis sur papier dans le passé, ainsi que la capacité pour la CSPAAT d'expédier des demandes de consultation aux professionnels et de recevoir leurs réponses par voie électronique. La CSPAAT est la plus importante commission des accidents de la santé et de la sécurité du travail du Canada. Elle traite plus de 300 000 demandes d'indemnisation et 4 millions de factures connexes chaque année.

La Capitale signe un contrat pour Assure Demandes de règlement

La Société a signé une entente d'une durée de 10 ans avec La Capitale assurances et gestion du patrimoine inc. pour la gestion de ses demandes de règlement de médicaments et de soins dentaires, à partir de mars 2007, et de soins de santé complémentaires, à compter d'une date ultérieure. La Capitale est un nouveau client pour Emergis et sera de plus le premier assureur à profiter de sa nouvelle solution intégrée multibénéfices Assure Demandes de règlement. Cette solution de pointe inclut non seulement l'adjudication des demandes de règlement des médicaments, mais aussi celle des demandes de règlement de soins dentaires et de soins de santé complémentaires compris dans les régimes d'assurance collective. Emergis discute actuellement avec un autre assureur de l'adoption de sa solution d'adjudication des demandes de règlement de soins dentaires.

L'unité DINMAR d'Emergis élaborera un plan stratégique pour le RLISS de Champlain

Le Réseau local d'intégration des services de santé (RLISS) de Champlain en Ontario a choisi DINMAR pour travailler avec tous les intervenants régionaux pour élaborer le plan stratégique quinquennal pour la gestion de l'information, la technologie de l'information et les initiatives de services de santé en ligne du Réseau. Le projet touchera tous les éléments d'information à un niveau stratégique et comportera l'évaluation, l'établissement de l'ordre de priorité et l'alignement des initiatives régionales par rapport aux initiatives provinciales et fédérales.

Contrat avec MAXIMUS en arbitrage

Emergis a entamé des procédures d'arbitrage contre MAXIMUS BC et d'autres filiales canadiennes de MAXIMUS Inc. relativement à un contrat en sous-traitance visant la livraison par Emergis d'une nouvelle solution d'adjudication des demandes de règlement de frais médicaux pour le ministère de la Santé de la Colombie-Britannique. Emergis soutient que MAXIMUS l'a

empêchée de respecter ses obligations en vertu de ce contrat et cherche à être dédommagée par MAXIMUS. Tous les travaux prévus au contrat ont été interrompus. Advenant la résiliation du contrat, Emergis cherchera à obtenir une compensation financière supplémentaire, y compris des dommages-intérêts punitifs. Jusqu'à présent, le contrat en sous-traitance avec MAXIMUS a généré des revenus de 0,6 M$ pour Emergis en 2005 comme en 2006.

Occasions en santé dans le secteur public

Bien que la proposition de la Société pour fournir au gouvernement du Québec un système d'information sur les médicaments a été retenue sur la liste restreinte de sélection du gouvernement, elle n'est pas passée au stade final de négociation exclusive. Emergis est toujours bien placée pour remporter d'autres contrats de cette nature et a répondu à un autre appel de proposition du Québec visant à lui fournir un système interopérable de dossier de santé électronique (DSE). La proposition actuelle met à profit l'expertise d'Emergis en développement de composante du système d'accès à l'information en santé et les fonctions éprouvées de sa solution Oacis de DSE interopérable déjà en utilisation dans les hôpitaux du Québec et d'autres régions du Canada, des États-Unis et d'Australie.

Emergis a aussi été choisie pour négocier un certain nombre de contrats d'impartition dans le secteur public de la santé. On ne peut dire à l'heure actuelle quel sera le dénouement des négociations, ou leur portée, ni la valeur d'éventuels contrats.

Finance

La Banque Royale du Canada signe un contrat pour Assyst Immobilier

Emergis a annoncé en octobre la signature d'une entente de cinq ans avec RBC Groupe Financier (RBC) en vertu de laquelle RBC utilisera la solution électronique Assyst Immobilier d'Emergis pour compléter les transactions hypothécaires résidentielles avec les notaires et avocats du secteur immobilier partout au pays. RBC est le principal prêteur hypothécaire du secteur résidentiel au Canada avec plus de 15 % du marché hypothécaire canadien. Elle sera le premier prêteur à adopter la solution hypothécaire d'Emergis à l'échelle du pays. Assyst Immobilier sera mise à la disposition de RBC ainsi que des notaires et des avocats participants progressivement à compter de l'automne 2006, pour être disponible dans tout le pays d'ici la fin de 2007.

Ententes de brevet de facturation en ligne

Au cours du trimestre, Emergis a signé deux nouvelles ententes de licence pour sa technologie brevetée de présentation et de paiement électroniques des factures et a conclu des ententes de règlement avec deux autres entreprises. Jusqu'à présent cette année, Emergis a conclu neuf ententes de licences et ententes de règlement liées à son brevet technologique.

Faits saillants de l'exploitation

Nouvelle stratégie de marque des solutions d'Emergis

Emergis a lancé une nouvelle stratégie de marque selon laquelle toutes ses solutions ont été renommées sous deux grandes catégories : **Assure** et **Assyst**. Ces marques reflètent la proposition de valeur d'Emergis qui résulte de la combinaison d'une technologie éprouvée, d'une connaissance de l'industrie ainsi que d'une présence importante dans les communautés de professionnels. Les deux marques englobent des solutions dans les secteurs de la Santé et des Services financiers. La Société mettra en place sa nouvelle stratégie sur une période d'un an.

Assure regroupe des solutions qui permettent de relier de vastes communautés de gens dans les domaines de soins de santé et d'affaires, et d'optimiser les interactions entre leurs différents intervenants, pour une plus grande efficacité des processus et un échange d'information sécurisé. Dans le secteur de la santé, la gamme **Assure Demandes de règlement** comprend la gestion des demandes de règlement de médicaments, de soins dentaires, de soins de santé complémentaires et de soins médicaux entre les assureurs, les organismes gouvernementaux et les professionnels de la santé. Dans le secteur des Services financiers, la gamme **Assure Transactions** fournit les services d'autorisation d'opérations sur cartes de crédit et de débit, les services de paiement et de déclaration d'impôt et les services de remise électronique aux détaillants et aux institutions financières.

Assyst est inspiré des mots « assistant » et « système » et regroupe des solutions de gestion misant sur l'expertise d'Emergis pour répondre aux besoins de groupes de professionnels ciblés. Par exemple, **Assyst Rx** est une solution complète pour la gestion des pharmacies et **Assyst Immobilier** offre une solution pour la conclusion et l'enregistrement électroniques de documents hypothécaires aux avocats et aux notaires du droit immobilier.

Offre publique de rachat d'actions dans le cours normal des activités

Au cours du trimestre, la Société a racheté 2,1 millions d'actions au prix moyen de 5,09 $ par action pour un montant total de 10,7 M$, incluant les frais, en vertu de l'offre publique de rachat dans le cours normal des activités lancée en mars de cette année. Le nombre total d'actions pouvant être achetées dans le cadre de cette offre de rachat est de 6,0 millions. De ce nombre, 2,9 millions d'actions ont été rachetées et annulées jusqu'à présent. Le nombre total d'actions en circulation au 30 septembre 2006 était de 91,7 millions.

Téléconférence, diffusion web et information financière supplémentaire

La Société tiendra une téléconférence et une diffusion web en direct aujourd'hui à 8 h 30 HE pour discuter de ses résultats financiers du troisième trimestre de 2006. Les personnes intéressées à participer sont priées de composer le numéro sans frais 1 866 898-9626 ou le 416 340-2216 à Toronto. Le communiqué de presse du troisième trimestre de 2006, les états financiers non vérifiés et notes afférentes, le rapport de gestion ainsi que l'information financière supplémentaire sont affichés sur le site d'Emergis à l'adresse suivante : http://www.emergis.com/Newsroom/News/2006/nov1.aspx?lang=fr.

On pourra écouter un enregistrement de la téléconférence pendant deux semaines à compter de 10 h 30 aujourd'hui en composant le numéro sans frais 1 800 408-3053 ou le 416 695-5800 à Toronto, et le code d'accès 3174479#. La version archivée de la diffusion web sera aussi accessible à compter de 10 h 30 aujourd'hui sur le site d'Emergis à l'adresse suivante : http://www.emergis.com/investors/events/nov1.aspx?lang=fr.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, Emergis et ses filiales fournissent des solutions aux

principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, aux hôpitaux, à de grandes entreprises, aux avocats ou notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 1er novembre 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter à la rubrique « Risques et incertitudes » du rapport de gestion contenu dans le rapport annuel de 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 1ER NOVEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell, 450 928-6856